Registration 333-26223
                                                             File No. 811-8199


                                 FORM N-18F-1


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                Notification of Election Pursuant to Rule 18f-1
                   Under the Investment Company Act of 1940


                          MONUMENT SERIES FUND, INC.
                               8377 Cherry Lane
                               Laurel, MD 20707
                       (Name and Address of Registrant)


                           NOTIFICATION OF ELECTION


      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE


      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Laurel and the State of Maryland on the 18 day of December, 1997.


                                            MONUMENT SERIES FUND, INC.
                                            Name of Registrant

                                            By:/s/DAVID A. KUGLER
                                               -------------------
                                               David A. Kugler
                                               President


ATTEST:


 /s/HERBERT KLEIN, III
 ---------------------
 Herbert Klein, III
 Secretary